UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC


                        SCHEDULE 13G

              Under the Securities Act of 1934



                    DELTA PETROLEUM CORPORATION
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                         247907-207
                       (CUSIP Number)


                         March 1, 2000

(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]        Rule 13d-1(b)

[ X   ]        Rule 13d-1(c)

[     ]        Rule 13d-1(d)



1.   Name of Reporting Person
     I.R.S. Identification Number of Above Person

                         GlobeMedia AG/NA

2.   Check the appropriate Box if a Member of a Group:  N/A

             (a)  [  ]
             (b)  [  ]


3.   SEC USE ONLY



4.   Citizenship or Place of Organization

               Swiss


     Number of                     5.   Sole Voting Power
     Shares Beneficially                     762,200
     Owned by Each Reporting       6.   Shared Voting Power
     Person with:                            0
                                   7.   Sole Dispositive Power
                                             762,200
                                   8.   Shared Dispositive Power
                                              0


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                  762,200 (directly and indirectly)
                (options exercisable within 90 days)

10.   Check box if the aggregate amount in Row (9)  excludes
certain shares*      N/A

11.  Percent of class represented by amount in Row 9:
                     9.15%

12.  Type of reporting person*

                    CO
Item 1

a).  Name of Issuer:  Delta Petroleum Corporation

b).  Address of Issuer's Principal Executive Offices:
               555 17th Street, Suite 3310
               Denver, CO 80202

Item 2

a)   Name of Person Filing:

               GlobeMedia AG

b) Address of Principal Business Office or, if none, residence:

               Adlikerstrasse 246
               CH-8105 Regensdorf/Switzerland

c)    Citzenship: Swiss

d)    Title of Class of Securities:
            Options to purchase common stock, $.01 par value

e)   CUSIP Number: 247907-207

Item 3. If this statement is filed pursuant to 13d-1(b) or 12d-2(b) or (c), check whether the person filing is a:

  a)   [  ]  Broker or dealer registered under Section 15 of
                   the Act (15U.S.C. 78o)
  b)   [  ]  Bank as defined in Section 3(a) (6) of the Act
                   (15 U.S.C. 78c)
  c)   [  ]  Insurance company as defined in Section 3(a)(19)
                    of the Act (15 U.S.C. 78c)
  d)   [  ]  Investment company registered under Section 8 of
                    the Investment Company Act of 1940 (15 U.S.C. 80a-8)
  e)   [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
  f)   [  ]  An employee benefit plan or endowment fund  in
                     accordance with Rule 13d-1(b)(1)(ii)(F)
  g)   [  ]  A parent holding company or control person  in
                     accordance with Rule 13d-1(b)(1)(ii)(G)
  h)   [  ]  A savings association as defined in Section 3(b)
                     of the Federal Deposit Insurance Act (12 U.S.C. 1813)
  i)   [  ]  A church plan that is excluded from the definition of an investment company under Section 3c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
  j)   [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.    Ownership

  a)   Amount beneficially owned: 762,200
  b)   Percent of Class: 9.15%
  c)   Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote: 762,200
       (ii) Shared power to vote or to direct the vote: 0
      (iii) Sole power to dispose or to direct the disposition of: 762,200
       (iv) Shared power to dispose or to direct the disposition: 0

Item 5.   Ownership of five percent or less of a class: N/A

Item 6.  Ownership of more than five percent on behalf of
               another person: N/A

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company. N/A

Item 8.   Identification and classification of members of a group: N/A

Item 9.   Notice of dissolution of group.  N/A

Item 10.  Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 2000           GLOBEMEDIA AG


                                   BY: s/K H Spoddig
                                   Karl Heinz Spoddig/President